NEWPORT CORPORATION 1791 DEERE AVENUE IRVINE, CA 92606 949.863.3144

September 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:	Newport Corporation

File No. 000-01649

Responses to SEC Staff comments made by letter dated August 29, 2012

Ladies and Gentlemen:

Newport Corporation (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated August 29, 2012, relating to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2011 and the Company’s Amendment No. 1 to Form 8-K dated October 4, 2011.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the August 29, 2012 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Securities and Exchange Commission

September 13, 2012

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

1.	We note that you recorded a foreign currency translation gain from dissolution of subsidiary of $7.2 million in fiscal 2011. Please tell us where this transaction is reflected in your consolidated statements of comprehensive income (loss) and stockholders’ equity on page F-7. Refer to ASC 830-30-40-1.

Response 1:

The Company notes that the $7.2 million foreign currency translation gain is included within the $10.2 million net foreign currency translation loss reported in the consolidated statements of comprehensive income (loss) and stockholders’ equity on page F-7. In accordance with Accounting Standards Codification (ASC) 830-30-40-1, upon liquidation of an investment in a foreign entity, the amount accumulated in the translation adjustment component of equity was removed and reported as a gain. Such amount had previously offset the unrecognized translation losses of other foreign entities and the removal of such amount resulted in an increase in the total unrecognized translation losses reflected in accumulated other comprehensive income. In future filings, the Company will disclose the $7.2 million foreign currency translation gain separately from the $10.2 million net foreign currency translation loss in the consolidated statements of comprehensive income (loss) and stockholders’ equity.

Note 2. Acquisitions, Divestitures and Investments, page F-15

2.	We note that you disclose an amount of total other assets acquired for the Ophir and High Q acquisitions of $67.5 million and $15.5 million respectively. You also disclose an amount of total liabilities acquired for the Ophir and High Q acquisitions of $76.4 million and $23.0 million respectively. Please tell us how your aggregated disclosure meets the requirements of ASC 805-20-50-1(c) to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please also refer to the example in ASC 805-10-55-41.

Response 2:

The Company respectfully submits that it has aggregated the disclosure of these other types of assets and liabilities because it did not consider the individual line items to be major types of assets/liabilities, or to be material to investors. Nevertheless, based on the example in ASC 805-10-55-41, in future filings, the Company will replace its disclosure of the amounts previously disclosed as “Other assets” with the following disaggregated line items:

	Ophir	High Q
Accounts receivable	18,732	1,494
Inventories	30,370	7,829
Other current assets	4,478	5,957
Other noncurrent assets	13,917	225

	67,497	15,505

Securities and Exchange Commission

September 13, 2012

In addition, in future filings, the Company will replace its disclosure of the amounts previously disclosed as “Total liabilities” with the following disaggregated line items:

	Ophir	High Q
Short-term borrowings	7,082	10,699
Accounts payable	7,756	1,792
Other current liabilities	17,562	3,690
Long-term debt	9,781	4,161
Deferred income taxes	23,292	2,063
Other non current liabilities	10,973	585

	76,446	22,990

3.	We note that you present three years of supplemental pro forma information for your fiscal year 2011 acquisitions. Please note that pursuant to FASB ASC 805-10-50-2(h)(3) and 805-10-65-2, for business combinations consummated in fiscal years beginning on or after December 15, 2010, you should only present revenue and earnings of the combined entity as though the business combination had occurred as of the beginning of the comparable prior annual reporting period. Please refer to the example in FASB ASC 805-10-55-49 and in future filings please revise the pro forma information presented for your fiscal 2011 acquisitions to comply.

Response 3:

The Company confirms that, in future filings, it will only present the pro forma information for its 2011 acquisitions that is specifically required by ASC 805-10-50-2(h)(3).

Note 4. Supplemental Balance Sheet Information

4.	We note that you have classified some of your inventory as long-term. Please tell us the amount of inventory that you have classified as long-term as of December 31, 2011 and June 30, 2012. Please also tell us why you did not include this inventory in your table on page F-20. Refer to Rule 5-02(6)(a) of Regulation S-X.

Response 4:

The Company had classified $9.4 million and $10.8 million of inventory as long-term as of December 31, 2011 and June 30, 2012, respectively. These amounts are included in “Investments and other assets” in the Company’s consolidated balance sheets. In future filings, the Company will include an additional table disclosing the components of long-term inventory included within Investments and other assets.

Securities and Exchange Commission

September 13, 2012

Note 14. Employee Benefit Plan, page F-37

5.	Please revise future filings to provide the disclosures required by ASC 715-20-50-1(d)(5)(iv) related to the assessment of the inputs and valuation techniques used to develop fair value measurements of plan assets at the reporting date.

Response 5:

The Company notes that ASC 715-20-50-1(d)(5)(iv) requires companies to provide information that enables readers to assess the inputs and valuation techniques used to develop fair value measurements of plan assets. The Company’s pension assets are invested in cash, bonds and insurance contracts. The Company respectfully submits that it believes that it has complied with the disclosure requirements of ASC 715-20-50-1(d)(5)(iv) by including the following paragraph in Note 14 on page F-40:

“The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of bond funds is based on quoted prices provided by the fund issuer and the fair value of insurance contracts is based on quoted prices provided by the insurance provider. Since the bond funds and insurance contracts are not actively traded but are valued using observable inputs, they fall within Level 2 of the fair value hierarchy.”

Note 15. Business Segment Information, page F-40

6.	Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to ASC 280-10-50-41(a). In addition, please note that under that guidance you should, where material, separately disclose revenues from external customers and long-lived assets for individual foreign countries. We note that your current presentation refers to regions including Europe and the Pacific Rim.

Response 6:

The Company advises the Staff that it attributes revenues from external customers to individual countries based on the customer address to which the product is shipped. In the future, the Company will add the following disclosure above the table in its filings: “Net sales presented in the table below are attributed to each location based on the customer address to which the product is shipped.”

The Company supplementally advises the Staff that its sales to “Europe” disclosed in Note 15 include sales to over 30 countries, and that its sales to any one of these countries in the past three fiscal years did not exceed 10% of the Company’s total net sales, except that sales to Germany represented 11% of total net sales in 2011. Similarly, the sales disclosed in this Note to customers in the “Pacific Rim” include sales to over 10 countries and sales to any one of these countries in the past three fiscal years did not exceed 10% of total net sales, except that sales to Japan represented 12% and 11% of total net sales in 2010 and 2009, respectively. After considering the guidance contained in ASC 280-10-50-41(a), the Company believes that 10% of total net sales is the appropriate materiality threshold for purposes of this analysis. Accordingly, in future filings, the Company will separately disclose sales to individual countries that exceed 10% of the Company’s total net sales in any of the periods presented, and will continue to aggregate the sales of other countries into regions.

Securities and Exchange Commission

September 13, 2012

The Company also supplementally advises the Staff that its long-lived assets in Europe and the Pacific Rim each represented less than 10% of the Company’s total long-lived assets as of December 31, 2011, and that the Company has multiple locations within each of these regions. Therefore, the Company respectfully submits that it believes that the amount of long-lived assets in any individual country within these regions is not material, and believes that aggregating these countries into regions provides the most useful information to investors.

Amendment No. 1 to Form 8-K dated October 4, 2011

Exhibit 99.2

Auditor’s Report, page 1

7.	We note that the principal auditor for Ophir, Kost Forer Gabbay & Kasierer, refers to the financial statements of certain subsidiaries that were audited by other auditors as of and for the years ended December 31, 2010 and 2009 within Ophir Optronics Ltd.’s audit opinion. Please request Kost Forer Gabbay & Kasierer to provide us the names of the subsidiaries which they did not audit and the related financial statement periods. Refer to AU Section 543.06 through .09.

Response 7:

The Company will request that Kost Forer Gabbay & Kasierer provide the requested information to the Staff. The Company supplementally advises the Staff that Kost Forer Gabbay & Kasierer did not audit the financial statements of Ophir Optics, LLC as of and for the year ended December 31, 2009, and did not audit the financial statements of either Ophir-Spiricon, LLC or Ophir-Photon, LLC as of and for the years ended December 31, 2010 and 2009. The financial statements of Ophir Optics, LLC for the year ended December 31, 2009 were audited by Feeley & Driscoll, P.C., and their report thereon is included on page 2 of Exhibit 99.2. The financial statements of Ophir-Spiricon, LLC as of and for the years ended December 31, 2010 and 2009 were audited by Haynie & Company CPAs, P.C., and their report thereon is included on page 3 of Exhibit 99.2. The financial statements of Ophir-Photon, LLC as of and for the years ended December 31, 2010 and 2009 were also audited by Haynie & Company CPAs, P.C., and their report thereon is included on page 4 of Exhibit 99.2.

Independent Auditor’s Report, page 2

8.	We note that the audit report for Ophir Optics, LLC only refers to the statement of financial position as of December 31, 2009, and the related statements of income, changes in equity and cash flows for the year then ended. We also note that the report of Kost Forer Gabbay & Kasierer states that they did not audit the financial statements of certain subsidiaries as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009. Please explain why you did not include an audit report for the financial statements of Ophir Optics, LLC as of December 31, 2010 and for the year then ended.

Securities and Exchange Commission

September 13, 2012

Response 8:

The Company notes that the audit of the financial statements of Ophir Optics, LLC as of and for the year ended December 31, 2010 was performed by Kost Forer Gabbay & Kasierer, and is covered by the audit report included on page 1 of Exhibit 99.2. As noted in Response 7, the reference that Kost Forer Gabbay & Kasierer did not audit the financial statements of certain subsidiaries applies to Ophir-Optics, LLC for the year ended December 31, 2009 and Ophir-Spiricon, LLC and Ophir-Photon, LLC for the years ended December 31, 2010 and 2009. The Company will request that Kost Forer Gabbay & Kasierer provide confirmation of this to the Staff.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 253-1273, or by facsimile at (949) 253-1221.

Sincerely,

/s/ Charles F. Cargile

Charles F. Cargile

Senior Vice President and Chief Financial Officer

cc: Kate Tillan, Assistant Chief Accountant